Exhibit 2.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2023, Holdco Nuvo Group D.G Ltd. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our ordinary shares. References herein to “we,” “us,” “our” and the “Company” refer to Holdco Nuvo Group D.G Ltd. and not to any of its subsidiaries. The following description may not contain all of the information that is important to you, and we therefore refer you to our amended and restated articles of association (“Amended Articles”), a copy of which is filed with the Securities and Exchange Commission (“SEC”) as an exhibit to this annual report on Form 20-F.

Share Capital

Our authorized share capital consists of 500,000,000 ordinary shares, no par value, 10,000,000 preferred shares, no par value, and 13,223,440 warrants to purchase ordinary shares.

All of our outstanding ordinary shares and preferred shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Each preferred share is convertible at the option of the holder thereof at any time, following the lapse of at least three years from May 1, 2024, into the greater of: (i) one ordinary share, or (ii) a number of ordinary shares equal to the then-applicable conversion price (which is initially the original issue price of the preferred shares, and is subject to equitable adjustment for certain recapitalization events and other events that affect the share capital of Holdco) multiplied by three and divided by the Fair Market Value (as such term is defined in the Amended Articles).

Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine.

Registration Number and Purposes of the Company

We are registered with the Israeli Registrar of Companies. Our registration number is 516844636. Our affairs are governed by the Amended Articles, applicable Israeli law and, specifically, the Companies Law. Our purpose as set forth in our Amended Articles is to engage in any lawful act or activity.

Voting and Veto Rights

The ordinary shares and preferred shares have identical voting rights and each share has one vote, provided, however, that under the Amended Articles, the following actions and transactions are subject to the consent of holders of the majority of the outstanding preferred shares (the “Preferred Majority”) for so long as the preferred shares constitute at least 5% of our issued and outstanding share capital (counting each preferred share as 3 shares): (i) amending, waiving or terminating any provision of our Amended Articles in a manner that adversely affects the rights, preferences or privileges of the preferred shares; (ii) liquidation, dissolution or winding-up the affairs of Holdco or any deemed liquidation (generally, and unless the preferred shareholders unanimously determine otherwise, a merger with another entity, sale of substantially all of its shares, or transfer or exclusive license of substantially all of its assets) other than a qualified deemed liquidation (a deemed liquidation in which the amount distributed to the preferred shareholders is at least three times their original issue price); (iii) repurchase or declaration, setting aside or payment of any dividend or distribution on any capital stock not made in accordance with the liquidation preference set forth in the Amended Articles; (iv) increasing the number of authorized preferred shares or creation, authorization or issuance of any shares of any existing or additional class or series of share capital that ranks senior or in parity with the preferred shares; and (v) amending the provisions of the Article that sets forth the foregoing veto rights. Any provision of the Articles that requires individual consent to certain actions or resolutions relating to the preferred shares or requiring the unanimous consent of the holders of all preferred shares supersedes the foregoing. In addition, the approval of the holders of at least 65% of the total voting power of the shares is generally required to remove any directors from office (other than external directors, if appointed), to amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove directors from office, and certain other provisions regarding our staggered board of directors, shareholder proposals, special approval requirements, the size of the board and plurality voting in contested elections.

Transfer of shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our Amended Articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the ordinary shares are listed for trade. The ownership or voting of our ordinary shares or preferred shares by non-residents of Israel is not restricted in any way by our Amended Articles or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of directors

Under our Amended Articles, our board of directors must consist of not less than three but no more than 11 directors. Pursuant to our Amended Articles, each of our directors is appointed by a simple majority vote of holders of our ordinary shares and our preferred shares, participating and voting at an annual general meeting of our shareholders provided that (i) in the event of a contested election the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors.

In addition, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and serve on our board of directors until the third annual general meeting following such election or re-election or until they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”) and our Amended Articles. In addition, our Amended Articles provide that vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our Amended Articles, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.

Dividend and liquidation rights

We may declare a dividend to be paid to the holders of our ordinary shares or preferred shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Amended Articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval; as a company listed on an exchange outside of Israel, however, court approval is not required if the proposed distribution is in the form of an equity repurchase, provided that we notify our creditors of the proposed equity repurchase and allow such creditors an opportunity to initiate a court proceeding to review the repurchase. If within 30 days such creditors do not file an objection, then we may proceed with the repurchase without obtaining court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our preferred shares in an amount equal to the greater of (i) the sum of three times the price originally paid for each preferred share, which as of the date hereof would result in an aggregate amount of $36,000,000 or (ii) the amount such holder would actually receive if such preferred share had been converted into ordinary shares immediately prior to the liquidation or distribution. Thereupon, the distributable assets will be distributed to the holders of the ordinary shareholders on a pari passu basis. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

Under Israeli law and pursuant to our Amended Articles, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our Amended Articles as special general meetings. Our board of directors may call special general meetings of our shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting of our shareholders upon the written request of (i) any two or more of our directors, (ii) one-quarter or more of the serving members of our board of directors or (iii) as a company listed on an exchange in the U.S., one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of the shareholders may request that the board of directors include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders. Our Amended Articles contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 60 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

●	amendments to our Amended Articles (in addition to the approval by our board of directors, as required pursuant to our Amended Articles and, with respect to certain amendments, additional approvals of certain shareholders as discussed above under “Voting and Veto Rights” and below under “Vote Requirements”);

●	appointment, terms of service or and termination of service of our auditors;

●	appointment of directors, including external directors (if applicable);

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes, among other things, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our Amended Articles, shareholders are not permitted to take action by way of written consent in lieu of a meeting provided that where the consent of the Preferred Majority or the majority of any other class of shares is required, such consent can be given in written form.

Voting rights

All ordinary shares and preferred have identical voting and other rights in all respects.

Quorum

Pursuant to our Amended Articles, holders of our ordinary shares and our preferred shares have one vote for each ordinary or preferred share held on all matters submitted to a vote before the shareholders at a general meeting of shareholders. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person or by proxy in accordance with the Companies Law who hold or represent at least 33 1⁄3% of the total outstanding voting power of our shares, except that if (i) any such general meeting was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting we qualify as to use the forms and rules of a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares. The requisite quorum shall be present within half an hour of the time fixed for the commencement of the general meeting. A general meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to request calling a meeting as described above or, in any other case, any one or more shareholders.

Vote requirements

Our Amended Articles provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our Amended Articles. Under the Companies Law, certain actions require the approval of a special majority, including: (i) an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) certain compensation-related matters. Under our Amended articles, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires the approval of a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the Amended Articles relevant to such class), in addition to a majority of all classes of shares voting together as a single class at a shareholder meeting. Furthermore, no amendment, waiver, modification or termination of certain provisions that relate to the rights, preferences and privileges of the preferred shares will be effective against any holder thereof without the consent of such holder.

Under our Amended Articles, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office, to amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office, and certain other provisions regarding our staggered board, shareholder proposals, special approval requirements, the size of our board and plurality voting in contested elections. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders holding at least 75% of the voting rights represented at the meeting and voting on the resolution.

Access to corporate records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register (including with respect to material shareholders), our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Registrar of Companies or the Israel Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the document’s disclosure may otherwise impair our interests.

Warrants

There are 12,642,940 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one Holdco Ordinary Share at an exercise price of $11.50 per share, will become exercisable on May 31, 2024, which is 30 days after the completion of the Business Combination. The Public Warrants will expire on May 1, 2029, (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms. Upon the completion of the Business Combination, there were also 580,500 Private Warrants held by LAMF Insiders. The Private Warrants are identical to the Public Warrants in all material respects, except that they may not be transferred, assigned or sold until May 31, 2024, which is 30 days after the completion of the Business Combination.

We will not be obligated to deliver any Holdco Ordinary Shares pursuant to the exercise of a Holdco Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Holdco Ordinary Shares underlying the Holdco Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Holdco Warrant will be exercisable and we will not be obligated to issue Holdco Ordinary Shares upon exercise of a Holdco Warrant unless Holdco Ordinary Shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Holdco Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Holdco Warrant, the holder of such Holdco Warrant will not be entitled to exercise such Holdco Warrant and such Holdco Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Holdco Warrant.

We have agreed that as soon as practicable, but in no event later than 20 business days, after the Closing, we will use our commercially reasonable efforts to file, and within 60 business days following the Business Combination to have declared effective, a registration statement for the registration, under the Securities Act, of the Holdco Ordinary Shares issuable upon exercise of the Holdco Warrants. We will use our commercially reasonable efforts to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Holdco Warrants in accordance with the provisions of the Warrant Assignment, Assumption and Amendment Agreement. Notwithstanding the above, if the Holdco Ordinary Shares are at the time of any exercise of a Holdco Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Holdco Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants

Once the Holdco Warrants become exercisable, we may redeem the outstanding Holdco Warrants:

●	in whole and not in part;

●	at a price of $0.01 per Holdco Warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30-day redemption period; and

●	if, and only if, the last reported sale price of Holdco Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the holders of Holdco Warrants.

If and when the Holdco Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Holdco Warrants, each holder of Holdco Warrants will be entitled to exercise its Holdco Warrant prior to the scheduled redemption date. However, the price of the Holdco Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption Procedures and Cashless Exercise

If we call the Holdco Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its Holdco Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Holdco Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Holdco Warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Holdco Ordinary Shares issuable upon the exercise of Holdco Warrants. If our management takes advantage of this option, all holders of Holdco Warrants would pay the exercise price by surrendering their Holdco Warrants for that number of Holdco Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Holdco Ordinary Shares underlying the Holdco Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Holdco Warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Holdco Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Holdco Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Holdco Ordinary Shares to be received upon exercise of the Holdco Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the Holdco Warrants after the Closing.

A holder of a Holdco Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Holdco Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the Holdco Ordinary Shares outstanding immediately after giving effect to such exercise.

If the number of outstanding Holdco Ordinary Shares is increased by a share recapitalization payable in Holdco Ordinary Shares, or by a split-up of Holdco Ordinary Shares or other similar event, then, on the effective date of such share recapitalization, split-up or similar event, the number of Holdco Ordinary Shares issuable on exercise of each Holdco Warrant will be increased in proportion to such increase in the outstanding Holdco Ordinary Shares. A rights offering to holders of Holdco Ordinary Shares entitling holders to purchase Holdco Ordinary Shares at a price less than the fair market value will be deemed a share recapitalization of a number of Holdco Ordinary Shares equal to the product of (i) the number of Holdco Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Holdco Ordinary Shares) and (ii) the quotient of (x) the price per share of Holdco Ordinary Shares paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Holdco Ordinary Shares, in determining the price payable for Holdco Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Holdco Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Holdco Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Holdco Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Holdco Ordinary Shares on account of such Holdco Ordinary Shares (or other shares of our capital stock into which the Holdco Warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Holdco Ordinary Share in respect of such event.

If the number of outstanding Holdco Ordinary Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Holdco Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of Holdco Ordinary Shares issuable on exercise of each Holdco Warrant will be decreased in proportion to such decrease in outstanding Holdco Ordinary Shares.

Whenever the number of Holdco Ordinary Shares purchasable upon the exercise of the Holdco Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Holdco Ordinary Shares purchasable upon the exercise of the Holdco Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Holdco Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Holdco Ordinary Shares (other than those described above or that solely affects the par value of such Holdco Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Holdco Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Holdco Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Holdco Warrants and in lieu of the Holdco Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Holdco Warrants would have received if such holder had exercised their Holdco Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Holdco Ordinary Shares in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Holdco Warrant properly exercises the Holdco Warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Assignment, Assumption and Amendment Agreement based on the Black-Scholes value (as defined in the Warrant Assignment, Assumption and Amendment Agreement) of the Holdco Warrant.

The Holdco Warrants will be issued in registered form under the Warrant Assignment, Assumption and Amendment Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review the copies of the Warrant Assignment, Assumption and Amendment Agreement and the specimen warrant certificate of LAMF, each of which is filed as an exhibit to the Annual Report on Form 20-F to which this description is also filed as an exhibit for a complete description of the terms and conditions applicable to the Holdco Warrants. The Warrant Assignment, Assumption and Amendment Agreement provides that the terms of the Holdco Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Holdco Warrants to make any change that adversely affects the interests of the registered holders of Holdco Warrants.

The Holdco Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Holdco Warrants being exercised. The Holdco Warrant holders do not have the rights or privileges of holders of Holdco Ordinary Shares or any voting rights until they exercise their Holdco Warrants and receive Holdco Ordinary Shares. After the issuance of Holdco Ordinary Shares upon exercise of the Holdco Warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the Holdco Warrants. If, upon exercise of the Holdco Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of Holdco Ordinary Shares to be issued to the Holdco warrant holder.

Acquisitions under Israeli law

Full tender offer. A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law despite the fact (in the case of alternative (b)) that the shareholders who did accept the tender offer did not constitute a majority of the issued and outstanding share capital held by the disinterested offerees. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.

Special tender offer. The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if (i) the acquisition occurs in the context of a private placement by the company that received shareholders’ approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) the acquisition was from a shareholder holding 25% or more of the voting rights in the company and resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (iii) the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the purchaser becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action or omission the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such controlling or commonly-controlled person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger that are represented and voting on the merger. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voted on the matter at the general meeting of shareholders (excluding abstentions) that are held by shareholders other than the other party to the merger, or by any person or entity who holds 25% or more of the voting rights of the other party or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Anti-takeover measures

Certain provisions of our Amended Articles, such as those relating to the rights and privileges of the preferred shares, the election of our directors in three classes and the removal of directors, any have the effect of delaying or making an unsolicited acquisition of the company more difficult. In addition, the Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. In the future, if we do authorize, create and issue a specific class of preferred shares other than the outstanding preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares or preferred shares. The authorization and designation of a new class of preferred shares will require an amendment to our Amended Articles. The convening of the meeting, the shareholders entitled to participate and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and our Amended Articles, as disclosed under “—Shareholder Meetings” and “—Voting and Veto Rights”. In addition, as disclosed under “—Election of Directors,” we have a classified board structure, which effectively limits the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.

Borrowing Powers

Pursuant to the Companies Law and our Amended Articles, our board of directors may exercise all powers and take all actions that are not required under law or under our Amended Articles to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in capital

Our Amended Articles enable us to increase or reduce our share capital, subject to the consent rights of the holders of preferred shares as discussed above. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting of shareholders and, in some cases, the consent rights of the preferred shares. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Exclusive Forum

Our Amended Articles provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). We note that investors cannot waive compliance with U.S. federal securities law and the rules and regulations thereunder. Our Amended Articles also provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a breach of a fiduciary duty owed by any of our directors, officers or other employees to the Company or our shareholders or any action asserting a claim arising pursuant to any provision of the Amended Articles, the Companies Law or the Israeli Securities Law (the “Israeli Forum Provision”).

The Federal Forum Provision and Israeli Forum Provision may increase costs, such as those related to legal fees and transportation for counsel and the plaintiff, to shareholders by requiring litigation in the courts provided by the exclusive forum provisions in lieu of a more convenient and cost effective jurisdiction for the plaintiff, which could discourage lawsuits against us and our directors, officers, and employees. The exclusive forum provisions could limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the Federal Forum Provision or the Israeli Forum Provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition or results of operations.

Transfer agent and registrar

The transfer agent and registrar for our ordinary shares is Continental Stock Transfer & Trust Company. Its address is 1 State Street, 30th Floor, New York, NY1004, and its telephone number is (800) 509-5586.

Listing

Our ordinary shares have been approved for listing on The Nasdaq Global Market under the symbol “NUVO” and the warrants are listed on The Nasdaq Capital Merket under the symbol “NUVOW”).